UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

So-Young International Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

83356Q108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts. Thirteen ADSs represent ten Class A ordinary shares of the Company.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 83356Q108

1	Names of Reporting Persons Youthful Acquisition L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

CUSIP No. 83356Q108

1	Names of Reporting Persons Youthful GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

CUSIP No. 83356Q108

1	Names of Reporting Persons Apax Digital L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

CUSIP No. 83356Q108

1	Names of Reporting Persons Apax Digital Co-Investment L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

CUSIP No. 83356Q108

1	Names of Reporting Persons Apax Digital GP L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

CUSIP No. 83356Q108

1	Names of Reporting Persons Apax Digital GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,496,015 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 3,496,015 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,015 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	Represents 4,544,820 ADSs (representing 3,496,015 Class A ordinary shares) held by Youthful Acquisition L.P.
(2)

The calculation of the foregoing percentage is based on 68,658,575 Class A ordinary shares of the Company outstanding as of September 30, 2021, as reported in the Company’s Form 6-K filed on November 19, 2021.

Item 1.
(a)	Name of Issuer: So-Young International Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices: Tower E, Ronsin Technology Center Chaoyang District, Beijing, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if none, Residence:

(c)

Citizenship:

YOUTHFUL ACQUISITION L.P.

P.O. BOX 656

EAST WING, TRAFALGAR COURT, LES BANQUES

ST. PETER PORT, GUERNSEY GY1 3PP

PLACE OF ORGANIZATION: GUERNSEY

YOUTHFUL GP CO. LIMITED

P.O. BOX 656

EAST WING, TRAFALGAR COURT, LES BANQUES

ST. PETER PORT, GUERNSEY GY1 3PP

PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL L.P.

3/F, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL CO-INVESTMENT L.P.

3/F, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL GP L.P. INC.

3/F, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL GP CO. LIMITED

3/F, ROYAL BANK PLACE

1 GLATEGNY ESPLANADE

ST. PETER PORT, GUERNSEY GY1 2HJ

PLACE OF ORGANIZATION: GUERNSEY

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Class A Shares (as defined below) reported herein are held by Youthful Acquisition L.P. Youthful Acquisition L.P. is majority beneficially owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Youthful GP Co. Limited is the general partner of Youthful Acquisition L.P. and is wholly owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP L.P. Inc. is the general partner of each of Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP Co. Limited is the general partner of Apax Digital GP L.P. Inc. and the Investment Manager of Apax Digital L.P. and Apax Digital Co-Investment L.P.

(d)	Title and Class of Securities: Class A ordinary shares, par value $0.0005 per share (“Class A Shares”). Thirteen American depositary shares (“ADSs”) represent ten Class A Shares.

(e)	CUSIP No.: 83356Q108

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)   Amount beneficially owned:

As of the date hereof each of the Reporting Persons may be deemed to be the beneficial owner of the 4,544,820 ADSs (representing 3,496,015 Class A Shares) held by Youthful Acquisition L.P.

(b)   Percent of class:

See Item 11 of each cover page.

(c)   Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)  Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)  Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

Youthful Acquisition L.P.

By:	Youthful GP Co. Limited Its general partner

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director of the General Partner

Youthful GP Co. Limited

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax Digital L.P.

By:	Apax Digital GP Co. Limited
Its Investment Manager

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

By:	/s/ Jacques Colley
Name:	Jacques Colley
Title:	Authorised signatory for and on behalf of Apax Partners Guernsey Limited as Secretary

Apax Digital Co-Investment L.P.

By:	Apax Digital GP Co. Limited
Its Investment Manager

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

By:	/s/ Jacques Colley
Name:	Jacques Colley
Title:	Authorised signatory for and on behalf of Apax Partners Guernsey Limited as Secretary

Apax Digital GP L.P. Inc.

By:	Apax Digital GP Co. Limited Its general partner

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

By:	/s/ Jacques Colley
Name:	Jacques Colley
Title:	Authorised signatory for and on behalf of Apax Partners Guernsey Limited as Secretary

Apax Digital GP Co. Limited

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

By:	/s/ Jacques Colley
Name:	Jacques Colley
Title:	Authorised signatory for and on behalf of Apax Partners Guernsey Limited as Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement